February 27, 2007

William P. Rogers, Jr., Esq.
Jennifer P. Munoz, Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom

RE: Shell Canada Limited
   Schedule 14D-1F/Schedule 13E-3
   Filed by Shell Canada Limited et al.
   Date Filed: February 8, 2007
   File No. 5-50218

Ladies and Gentlemen:

We have reviewed your filings, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1.   As the filing persons are aware based on the disclosure provided under the heading "Special Factors" appearing on page 28 of the Offering Circular, Rule 13e-3(e)(ii) requires disclosure of Items 7-9 on Schedule 13E-3 in this section. The disclosure, however, is required to be prominent and appear in the front of the disclosure document disseminated to security holders. Advise us how the filing persons met this disclosure obligation given the placement of the disclosure.

Plans for Shell Canada and Effects of the Offer, page 29

2.   We note the disclosure indicates that, "assuming the Offer results in the Offeror acquiring all of the Common Shares, the Offeror's interest in the earnings and net book value of Shell Canada as of December 31, 2006, would increase by $384 million and $2,116 million, respectively." Advise us, with a view towards revised disclosure, how the filing persons fully complied with Item 1013(d) of Regulation M-A. See Instruction 3 thereto. The disclosure must, for example, also express the affiliates' increased interest in net book value and net earnings in percentages.

3.   Augment the disclosure to specifically identify the federal securities laws to which Shell Canada will no longer be subject. At present, the general discussion fails to inform unaffiliated security holders of the benefit being conferred upon the persons who will own the surviving company.

4.   Quantify the cost savings of longer being subject to the federal securities laws. See Instruction 2 to Item 1013 of Regulation M-A. Identify these savings as a benefit being conferred upon the affiliated parties who are engaged in this transaction.

Fairness of the Proposed Transaction, page 31

5.   We note on the cover page that "The board of directors of Shell Canada…has concluded that the Offer is fair to holders of Common Shares other than the Offeror or its affiliates ("Shareholders")." As stated in the Division of Corporation Finance's publicly available Excerpt of the November 2000 Current Issues Outline beneath the Rule 13e-3 guidance on our website, senior management of the issuer, such as officers and directors, is generally deemed affiliates. These affiliates may own Common Shares of the issuer. Accordingly, please revise Shell Canada's fairness determination so that it is directed to unaffiliated security holders.

6.   Each filing person must independently disclose their belief as to whether the transaction is substantively and procedurally fair to the unaffiliated security holders. Please revise this section to include a fairness determination by Shell Canada, and revise the existing determinations made by Royal Dutch and Shell Investments to comply with this comment. *See* Item 1014(a) of Regulation M-A and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). *Refer also* to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981). To the extent a cross reference to disclosure is included to satisfy Shell Canada's disclosure obligations, please ensure any disclosure so referenced is compliant with this comment.

7.   All filing persons, including the Board of Directors on behalf of the issuer, must explicitly address the procedural fairness of the transaction to unaffiliated security holders.   Please revise. *See* Questions and Answers 5, 19 and 20 in Release No. 34-17719 (April 13, 1981).

8.   Each filing person must disclose whether they believe the proposed transaction is procedurally fair despite the apparent absence of at least two of the safeguards identified in Item 1014(c)-(e) of Regulation M-A. *Refer* to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).

9.   Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based as to each filing person. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. Each filing person in the instant transaction must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the Item 1014(b) factors to the extent not already addressed. *See* Question and Answer 20, Exchange Act Release No. 17719 (April 13, 1981). If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. For example, going concern value must be specifically addressed (and defined if necessary). Adoption of the analysis of another party is also permitted, but only to the extent such party expressly addressed such factors. *See* Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

10.   The fairness determination for each filing person, and each corresponding supporting analysis, needs to be revised to specifically address the impact the transaction may have on (1) unaffiliated security holders who tender into the tender offer and (2) unaffiliated security holders who retain their interest in the issuer.   *See* Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

30. Financial Information, page 51

11.   We noticed the Notice to Shareholders in the United States indicated that financial information regarding Shell Canada has been derived from financial statements prepared in accordance with Canadian GAAP. In view of this disclosure, please direct our attention to the location in the disclosure document furnished to security holders where the reconciliation to U.S. GAAP was made in accordance with Item 17 of Form 20-F. Please refer to Instruction 2 to Item 13 of Schedule 13E-3. Alternatively, please advise us why the filing persons apparently concluded such reconciliation was not required.

12.   In response to Item 13 of Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c), and not just the information provided in Section 31 of the instant disclosure document, must be disclosed in the document furnished to security holders.
See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Because all of this information does not appear to have been included, a supplement may need to be sent that includes this information plus other disclosures required by this comment letter.

Schedule 14D-1F

General Instruction I. Eligibility Requirements

13.   Please briefly explain the conclusion that U.S. holders held less than 40% of the outstanding securities of Shell Canada. See Instruction 3 to I.A. of Schedule 14D-1F.

General Instruction III. Compliance with the Exchange Act

14.   Please advise us whether Shell Canada or any of the other filing persons have been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the tender offer to make the offer in compliance with Rule 14d-1(b) unless it complied with corresponding U.S. tender offer rules.

Cover Page of Offer to Purchase

15.   Please revise to identify Royal Dutch Shell plc as an offeror on the cover page
together with Shell Investments Limited. At present, the identification of the
parties and the disclosure that refers only to Shell Investments as the Offeror
creates the implication the tender offer is not being extended by RDS. The
disclosure should prominently state that both parties are offerors.

4. Conditions to the Offer

16.   In the second to last paragraph in this section, the offerors explain the failure to
exercise any of the rights will not be deemed to be a waiver of any offer
condition. Please note that when a condition is triggered and the offerors decide to
proceed with the offer, we believe that this decision constitutes a waiver of the
triggered condition. Waivers of material conditions require that at least five
business days remain in the tender offer following the date of the waiver. Please
revise your disclosure accordingly.

17.   The offerors explain the offer conditions shall be deemed to be an ongoing right
which may be asserted at any time and from time to time. This statement appears
to be inconsistent with the statement in the opening paragraph in this section that
indicates offer conditions will be satisfied or waived prior to offer expiration. We
believe that defining the conditions as an ongoing right that may be asserted at
any time suggests that conditions to the offer may be waived or asserted after
expiration of the offer. Please revise the disclosure to make clear that all
conditions to the offer, other than those involving the receipt of governmental
approvals, must be satisfied or waived before the expiration of the offer.

18.   A tender offer may be conditioned on a variety of events and circumstances,
provided that they are not within the direct or indirect control of the bidders, and
are drafted with sufficient specificity to allow for objective verification that the
conditions have been satisfied. To the extent action or inaction by the bidders
may give rise to an offer conditions being triggered, the offer conditions would
appear to be in the direct or indirect control of the bidders. As a consequence, the
tender offer could be deemed illusory. Please revise this section to remove the
implication the offer conditions are directly or indirectly within the control of the
bidders. See Section 14(e) of the Exchange Act and General Instruction III. A. of
Schedule 14D-1F.

19.   Revise this entire section to make clear, if true, that both parties identified on the
cover page of the Schedule 14D-1F are eligible to assert and/or waive the tender
offer conditions. At present, the conditions simply refer to a single Offeror.

12. Market Purchases

20.   Advise us whether or not either of the offerors has purchased shares as described in this section. Irrespective of whether or not such purchases have been made, please explain to us, with a view toward revised disclosure, how the offerors could reserve the right to make such purchases in view of Rule 14e-5 of Regulation 14E.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Again, please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. If you have any questions, you may contact me at 202.551.3266

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers and
Acquisitions